UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

ViaSat, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700,  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 02, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,732,068

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,732,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,732,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.06%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 83-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,732,068

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,732,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,732,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.06%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,732,068

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,732,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,732,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.06%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of ViaSat, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6155 El Camino Real, Carlsbad, California 92009.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being filed jointly by The Baupost Group, L.L.C., a Delaware limited liability company (“Baupost”), Baupost Group GP, L.L.C., a Delaware limited liability company (“Baupost GP”), and Seth A. Klarman (“Mr. Klarman”) (collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit A hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships (the “Investment Funds”), and securities reported on this statement on Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. Baupost GP, as the manager of Baupost, and Mr. Klarman, as the sole managing member of Baupost GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and Baupost GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Delaware limited liability company. Baupost GP is a Delaware limited liability company. Mr. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds used to acquire the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D was $503.5 million. The source of funds for the purchase of the shares of the Issuer’s Common Stock is the capital of the Investment Funds.

Item 4.	Purpose of Transaction

Baupost has been granted observer rights with respect to meetings of the board of directors of the Issuer and the committees of the board of directors of the Issuer; however, such rights do not include the right to vote at any such meetings. Please see the Issuer’s press release which is attached to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on October 3, 2018. The Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. As a holder of observer rights, Baupost will engage with management and the board of directors of the Issuer concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may also engage in discussions on the same topics with other holders of the Issuer’s Common Stock and other relevant parties. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Issuer’s Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of the Issuer’s Common Stock or other securities of the Issuer, selling some or all of their shares of the Issuer’s Common Stock or engaging in short selling of, or any hedging or similar transaction with respect to, their shares of the Issuer’s Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate or approve a transaction with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting agreements, support agreements or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b)	The responses to Items 7-13 of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the last 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
None	None	None

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of October 4, 2018, by and among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

October 04, 2018	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

October 04, 2018	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

October 04, 2018	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)